Stock Option Exchange Program

Confirmation for John Smith

Print this page for your records.

This will confirm that you have made the following elections regarding the Stock Option Exchange.

Grant Date	Type	Options	Price	Election	New Options	New Price
05/23/2000	ISO	2,000	$43.75	Yes	800	TBD
05/23/2000	ISO	2,000	$43.75	Yes	800	TBD
11/13/2000	NQ	500	$54.88	No	N/A	N/A

Return to Election Form

How the new price will be determined.

Note: If you have two grants on the same date, they must be marked the same way (both Yes or both No).

If you have any questions, email us at OptionExchange@Veeco.com.

You may return to this Stock Option Election page to make changes to your election at any time prior to 5:00 p.m. New York City Time on January 16, 2004 (or a later date if the Company extends the offer). If you are changing a previous election, you will need to update your selection of eligible options above and fill out all other required information prior to selecting the "Submit" button. Your new Stock Option Election will supersede any previously submitted Stock Option Elections which will be considered replaced in full by the new Stock Option Election. You will be bound by your last properly submitted Stock Option Election received by 5:00 p.m. New York City Time on January 16, 2004 (or a later date if the Company extends the offer).

This election and your participation in the exchange program are subject to the terms and conditions described in the Offer to Exchange.